Filed by VeriFone Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lipman Electronic Engineering Ltd.

Commission File No.: 000-50544

A message from Douglas G. Bergeron

Earlier today, we announced that VeriFone has signed a definitive agreement to acquire Lipman. As is always the case, the transaction is subject to a number of regulatory and shareholder approvals and will likely not close before the end of the summer.

I am very optimistic about the opportunities that this acquisition presents for VeriFone. VeriFone and Lipman are the fastest growing and most profitable providers of point of sale electronic payment technologies and this acquisition will extend VeriFone’s leadership. Geographically the two companies are very complementary. This will cement our leadership position in North America. It also establishes VeriFone in the number one position in the emerging markets, and as number one or two in most other key markets world-wide.  Through this acquisition we will extend our technology leadership, particularly in the rapidly growing wireless and IP segments

Lipman is a well-managed company with a long history of innovation.  Founded in 1974, the company has built a leading portfolio of great offerings including a world leading set of wireless payment solutions.  We strongly believe that wireless solutions will be an important part of our solution set and will complement the very well received VeriFone Vx wireless solutions set.

Lipman has and continues to be a very profitable company, with a substantial cash balance and no debt. It fits well with the record we have established over the last four years for revenue growth and margins that outstrip the industry. It has excellent managers led by CEO Isaac Angel, who has been with the company for 27 years.

Core to our beliefs is that customers who have purchased products from both companies must be able to continue to purchase these products and services in the future. Furthermore, we are committing to increasing our research and development spending to make even more choices available to them. There will be no discontinued products as a result of this acquisition. Do not let the competitors spread false rumors; we are absolutely committed to the VeriFone and Lipman product portfolios, full stop, end of story.

We are also committed to maintaining and leveraging Lipman’s in-house manufacturing model as a complement to our outsourced manufacturing model. A company of VeriFone’s new size will benefit from the flexible approach to manufacturing and both models can benefit from cross-fertilization. Remember, today VeriFone already makes use of three different manufacturing centers around the world.

VeriFone will benefit from the new employees, new management, and new product set. We have always been a global company, not merely a US Company, and this further reinforces that fact. We intend to integrate all elements of both of our businesses at all levels to create one team of winners who lead the industry.

The acquisition is expected to close during our fourth fiscal quarter. Many of you will be called upon in coming months to help accelerate the coming integration of Lipman. I look to all of you to do your best to make this acquisition go smoothly and quickly and help us continue to outperform the rest of the industry.

Over the coming days each VeriFone location will be conducting employee meetings to further discuss the acquisition and answer your questions. Look for information from your local HR representative.

As a reminder, if you receive a call from the media about the acquisition announcement you should simply direct them to our Investor Relations department at 408-232-7979 or IR@verifone.com

NOTE:  In connection with the proposed transaction, VeriFone intends to file a registration statement on Form S-4, including a proxy statement of VeriFone, with the Securities and Exchange Commission (the “SEC”). Investors and securityholders are urged to read the registration statement, including the proxy statement (and all amendments and supplements to it) and other materials that VeriFone may file with the SEC when they become available, because they contain important information. Investors and securityholders will be able to obtain free copies of the registration statement, including the proxy statement, as well as VeriFone’s other filings, without charge, at the SEC’s Web site (www.sec.gov) when they become available. Copies of VeriFone’s filings may also be obtained without charge from VeriFone at VeriFone’s Web site (www.verifone.com) or by directing a request to:  VeriFone Holdings Inc., 2099 Gateway Place, Suite 600, San Jose, CA  95110 (Tel:  +1-408-232-7800, Attention:  Director, Corporate Development & IR).

VeriFone, Lipman and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding VeriFone’s directors and executive officers is available in VeriFone’s 2005 Annual Report on Form 10-K filed with the SEC on December 20, 2005 and VeriFone’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 17, 2006, and information regarding Lipman’s directors and executive officers is available in Lipman’s 2005 Annual Report on Form 20-F filed with the SEC on March 9, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement, and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the markets for products, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of VeriFone Holdings, Inc. and Lipman Electronic Engineering Inc. and are subject to significant risks and uncertainties outside of our control. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of VeriFone stockholders to approve the issuance of VeriFone common shares or the failure of Lipman shareholders to approve the merger; the risk that the businesses of VeriFone and Lipman will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that may affect future results are contained in VeriFone’s and Lipman’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither VeriFone nor Lipman is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise